EXHIBIT 99.1

January 2, 2012

Immediate Report

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

On January 2, 2012, the Company received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone") regarding a claim it had received that day together with a motion to certify the claim as a class action, which had been filed against Pelephone with the Tel Aviv District Court.

According to the petitioners, Pelephone misled a portion of its business customers and updated part of its rates contrary to law.

The relief sought in the claim includes reimbursement of the amounts charged to Pelephone's business customers as a result of the updated rates, and cancellation of the update. The total monetary relief sought is estimated by the petitioners at approximately NIS 380 million.

Pelephone is studying the claim and neither Pelephone and/nor the Company is unable, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.